UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file numbers 33-84656 and 333-17773.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gray Television, Inc. Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gray Television, Inc. 126 N. Washington Street Albany, Georgia 31701

REQUIRED INFORMATION
SIGNATURES
EXHIBIT INDEX
EX-23.1 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-23.2 CONSENT OF MCGLADREY & PULLEN LLP
EX-99.1 906 CERTIFICATION

GRAY TELEVISION, INC.

FORM 11-K

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the Gray Television, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of PriceWaterhouseCoopers, LLP, independent auditors, dated June 26, 2003 AND McGladrey & Pullen, LLP, independent auditors, dated June 19, 2002.

(b)	Exhibits. Consents of PriceWaterhouseCoopers, LLP dated June 26, 2003 and McGladrey & Pullen, LLP dated June 26, 2003 are being filed as an exhibit to this report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISION, INC. CAPITAL ACCUMULATION PLAN

Date: June 27, 2003	By: /S/	James C. Ryan

James C. Ryan Gray Television, Inc. Chief Financial Officer

2

GRAY TELEVISION, INC.

FORM 11-K

EXHIBIT INDEX

Exhibit		Page
Number	Exhibit	Number

23.1	Consent of PriceWaterhouseCoopers, LLP to incorporation of its report by reference in Gray Television, Inc. Registration Statement on Form S-8, No. 33-84656 and No. 333-17773.	17

23.2	Consent of McGladrey & Pullen, LLP to incorporation of its Report by Reference in Gray Television, Inc. Registration Statement on Form S-8, No.33-84656 and No.333-17773.	18

99.1	Section 906 Certification of the Plan Chief Administrative Officer and Plan Chief Financial Officer.	19

3

GRAY TELEVISION, INC.
CAPITAL ACCUMULATION PLAN
Financial Statements and
Supplemental Schedules
December 2002 and 2001

Gray Television, Inc. Capital Accumulation Plan
Contents
December 31, 2002 and 2001

Pages

Report of Independent Auditors	1
Independent Auditor’s Report	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-8
Supplemental Schedules
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9
Schedule H, Line 4j — Schedule of Reportable Transactions	10

Report of Independent Auditors

The Retirement Committee
Gray Television, Inc. Capital Accumulation Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year as of December 31, 2002, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP

Atlanta, Georgia
June 26, 2003

INDEPENDENT AUDITOR’S REPORT

Benefit Committee
Gray Television, Inc.
   Capital Accumulation Plan
Albany, Georgia

We have audited the accompanying statement of net assets available for benefits of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) as of December 31, 2001. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

Fort Lauderdale, Florida
June 19, 2002

Gray Television, Inc. Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	December 31,
	2002	2001
Assets
Investments
Participant-directed:
Mutual funds	$8,538,247	$8,185,872
Participant loans	286,603	227,036

	8,824,850	8,412,908

Nonparticipant-directed:
Gray Television, Inc. common stock — class A	416,907	528,541
Gray Television, Inc. common stock	2,413,164	2,171,297
Common stock liquidity cash	53,554	85,411

	2,883,625	2,785,249

Receivables
Employer contributions	624,568	49,281
Participant contributions	138,822	124,618

	763,390	173,899

Net assets available for benefits	$12,471,865	$11,372,056

The accompanying notes are an integral part of these consolidated financial statements.

Gray Television, Inc. Capital Accumulation Plan
Statement of Changes in Net Assets Available for
Benefits Year Ended December 31, 2002

Additions in net assets attributed to
Investment income
Interest and dividends	$183,837
Other	2,545

186,382
Contributions
Employee contributions	1,783,263
Employer contributions — matching	753,181
Employer contributions — voluntary	568,035
Rollover contributions	142,005

Total additions	3,432,866

Deductions from net assets attributed to
Net depreciation in fair value of investments	1,504,297
Benefit payments	798,497
Administrative expenses	30,263

Total deductions	2,333,057

Net increase in net assets available for benefits	1,099,809
Net assets available for benefits, beginning of year	11,372,056

Net assets available for benefits, end of year	$12,471,865

The accompanying notes are an integral part of these consolidated financial statements.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of the Plan

The following description of the Plan provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc., (the “Employer”) and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of Gray Television, Inc. and its subsidiaries that subsequently adopt the Plan, except Excluded Employees as defined in the Plan document. Employees who have completed one eligibility year of service as defined in the plan document may become a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan allows participants to make contributions up to a maximum of 16% of their compensation on a before-tax basis and up to a maximum of 16% on an after-tax basis, as long as the sum of the before-tax and after-tax percentages does not exceed 16%. Participants may change their deferral options quarterly.

Participants’ contributions on a before-tax basis are limited by the Internal Revenue Code Section 402(c) (5) to $11,000, in 2002. In addition, annual additions to all pension plans shall not exceed the lesser of $40,000 or 100% of a participant’s annual compensation. Contributions to highly compensated employees are subject to additional restrictions.

The Employer shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of plan participants not to exceed 6% of eligible compensation as defined in the Plan document. The matching percentage was 50% for the year ended December 31, 2002. The Employer’s matching contributions are made in shares of Gray Television, Inc. common stock. Any forfeitures of Employer contributions are used to reduce future Sponsor contributions. Forfeitures of nonvested amounts were approximately $203,497 for the year ended December 31, 2002.

Investment Funds

Participants may direct their contributions, vested employer contributions, and any related earnings into various mutual funds held by Circle Trust. Participants may change their investment elections daily. Matching contributions made in shares of Gray Television, Inc. common stock may not be redirected until the accounts are fully vested.

Vesting

Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon become 100% vested after completing three years of service as defined in the Plan document.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
December 31, 2002 and 2001

Payment of Benefits

Upon retirement, death, disability, or termination of employment, a participant, or their designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a direct rollover to another retirement plan.

Participant Loans

Participants may receive a loan from their account subject to the adoption of a written loan agreement and approval of a participant’s application. The maximum loan amount is the lesser of $50,000 or one-half of a participant’s vested account balance, with a minimum loan amount of $1,000. Loans are payable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus 1%.

Plan Termination

The Plan may be terminated or amended by the Board at any time, provided, however, that no such amendment shall make it possible for any part of the corpus or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.

2.	Accounting Policies

Basis of Accounting

The Gray Television, Inc. Capital Accumulation Plan (the “Plan”) financial statements are presented on the accrual basis of accounting. Gray Television, Inc., (the “Company”) is the Plan’s sponsor and Plan administrator. Circle Trust Company (“Circle Trust”) is the Plan’s trustee.

Contributions

Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provisions of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis.

Payment of Benefits

Benefits are recorded when paid.

Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
December 31, 2002 and 2001

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Net Depreciation in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for certain contract administrator and trustee fees. Such charges not paid by the employer were applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Administrative expenses paid by the employer are not included in the accompanying financial information.

3.	Investments

The fair market values of investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2002 and 2001 are as follows:

December 31,
2002

Growth Fund of America, 120,456 shares	$2,224,819
Intermediate Bond Fund, 151,390 shares	2,104,320
Investment Company of America, 77,279 shares	1,814,513
Cash Management Trust, 1,109,296 shares	1,109,296
Gray Television, Inc. — Common Stock	2,413,164 *

December 31,
2001

Growth Fund of America, 105,659 shares	$2,505,166
Intermediate Bond Fund, 116,754 shares	1,582,016
Investment Company of America, 64,771 shares	1,847,918
Cash Management Trust, 851,853 shares	851,853
Gray Television, Inc. — Common Stock	2,171,297 *

* Nonparticipant-directed

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements
December 31, 2002 and 2001

4.	Nonparticipant-Directed Investments

Information about the significant components of the changes in nonparticipant-directed investments is as follows:

December 31,
2002

Increase (decrease) attributed to:
Contributions	$883,620
Interest and dividends	4,586
Net depreciation	(255,229)
Benefit payments and other expenses	(294,453)
Net transfers to participant — directed investments	(240,148)

Net increase	$98,376

5.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated October 25, 1995, regarding the Plan’s exemption from federal income tax under Section 501(a) of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan is qualified as of December 31, 2002, and as such, no provision for income tax has been included in the Plan’s financial statements. As of February 7, 2002, the Company certified its intention to amend and restate the Plan by adopting a volume submitter program.

6.	Transactions with Parties-In-Interest

Certain Plan investments are managed by Circle Trust. Circle Trust is the trustee of the Plan and therefore these transactions qualify as party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Plan Sponsor, also qualify as party-in-interest transactions. The Plan considers only “prohibited transactions” as reportable party-in-interest transactions. The Plan had no such reportable party-in-interest transactions during the year ended December 31, 2002.

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31,2002

Supplemental Schedules

	Description of
	Investment		Fair
	(Shares)/Units	Cost	Value
Circle Trust Company*
Growth Fund of America	120,455.814	#	$2,224,819
Intermediate Bond Fund	151,389.888	#	2,104,320
Investment Company of America	77,279.090	#	1,814,513
Cash Management Trust	1,109,296.380	#	1,109,296
Europacific Growth Fund	18,046.030	#	414,517
New Economy Fund	27,073.080	#	366,570
Small Cap World Fund	15,160.038	#	270,152
Van Kampen Emerging Growth Fund	4,639.172	#	131,103
Fidelity Advisors Equity Growth Fund	1,104.088	#	37,009
Fundamental Investors Fund	1,079.748	#	24,003
New Perspective	1,297.970	#	23,415
Fidelity Advisors Overseas Fund Class A	1,704.731	#	18,530

Total			8,538,247
Common Stock Fund —
Gray Television, Inc.*
Common Stock — Class A	35,182.000	$434,609	416,907
Common Stock	247,504.000	3,489,486	2,413,164
Common Stock liquidity cash		53,554	53,554
Participant Loans (rates of interest, lowest — 5.25%,highest—10.50%)		#	286,603

			$11,708,475

*Indicates a party-in-interest.

#Not applicable for participant directed investments.

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2002

					(h)
					Current Value
		(c)	(d)	(g)	of Assets on	(i)
(a)	(b)	Purchase	Selling	Cost of	Transaction	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Asset	Date	or Loss

Gray Television, Inc.	Gray Television, Inc.
	Common Stock
	Purchases of 61,461 units	$1,040,322	$—	$1,040,322	$1,040,322	$—
	Sales of 39,670 units	—	650,584	484,900	650,584	165,684

Note: The information required by columns (e) and (f) is not applicable.